SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Q&K International Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

G7308L 100 **

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**       This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”). CUSIP number 74738J 102 applies to the American Depositary Shares (ADSs”) of the Issuer, each representing thirty (30) Class A Ordinary Shares.

CUSIP NO. G7308L 100 **	13 G

1	NAMES OF REPORTING PERSONS SAIF IV Consumer (BVI) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 120,000,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 120,000,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	As described in Item 4 below, SAIF IV Consumer (BVI) Limited (“SAIF IV”), SAIF Partners IV L.P. (“SAIF Partners”), SAIF IV GP, L.P. (“SAIF IV GP”), SAIF IV GP Capital Ltd. (“SAIF IV GP Capital”) and Andrew Y. Yan (“Yan” and together with SAIF IV, SAIF Partners, SAIF IV GP amd SAIF IV GP Capital, the “Reporting Persons”) beneficially own 120,000,000 Class A Ordinary Shares of Q&K International Group Limited (the “Issuer”). All of these shares are held directly by SAIF IV. SAIF IV is wholly owned by SAIF Partners. The general partner of SAIF Partners is SAIF IV GP. The general partner of SAIF IV GP is SAIF IV GP Capital. Yan is the sole shareholder of SAIF IV GP Capital. Accordingly, the Reporting Persons may be deemed to share voting and dispositive power over the shares held directly by SAIF IV.

(2)	This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 7, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

CUSIP NO. G7308L 100 **	13 G

1	NAMES OF REPORTING PERSONS SAIF Partners IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 120,000,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 120,000,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	As described in Item 4 below, SAIF IV Consumer (BVI) Limited (“SAIF IV”), SAIF Partners IV L.P. (“SAIF Partners”), SAIF IV GP, L.P. (“SAIF IV GP”), SAIF IV GP Capital Ltd. (“SAIF IV GP Capital”) and Andrew Y. Yan (“Yan” and together with SAIF IV, SAIF Partners, SAIF IV GP amd SAIF IV GP Capital, the “Reporting Persons”) beneficially own 120,000,000 Class A Ordinary Shares of Q&K International Group Limited (the “Issuer”). All of these shares are held directly by SAIF IV. SAIF IV is wholly owned by SAIF Partners. The general partner of SAIF Partners is SAIF IV GP. The general partner of SAIF IV GP is SAIF IV GP Capital. Yan is the sole shareholder of SAIF IV GP Capital. Accordingly, the Reporting Persons may be deemed to share voting and dispositive power over the shares held directly by SAIF IV.

(2)	This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 7, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

CUSIP NO. G7308L 100 **	13 G

1	NAMES OF REPORTING PERSONS SAIF IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 120,000,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 120,000,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	As described in Item 4 below, SAIF IV Consumer (BVI) Limited (“SAIF IV”), SAIF Partners IV L.P. (“SAIF Partners”), SAIF IV GP, L.P. (“SAIF IV GP”), SAIF IV GP Capital Ltd. (“SAIF IV GP Capital”) and Andrew Y. Yan (“Yan” and together with SAIF IV, SAIF Partners, SAIF IV GP amd SAIF IV GP Capital, the “Reporting Persons”) beneficially own 120,000,000 Class A Ordinary Shares of Q&K International Group Limited (the “Issuer”). All of these shares are held directly by SAIF IV. SAIF IV is wholly owned by SAIF Partners. The general partner of SAIF Partners is SAIF IV GP. The general partner of SAIF IV GP is SAIF IV GP Capital. Yan is the sole shareholder of SAIF IV GP Capital. Accordingly, the Reporting Persons may be deemed to share voting and dispositive power over the shares held directly by SAIF IV.

(2)	This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 7, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

CUSIP NO. G7308L 100 **	13 G

1	NAMES OF REPORTING PERSONS SAIF IV GP Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 120,000,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 120,000,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	As described in Item 4 below, SAIF IV Consumer (BVI) Limited (“SAIF IV”), SAIF Partners IV L.P. (“SAIF Partners”), SAIF IV GP, L.P. (“SAIF IV GP”), SAIF IV GP Capital Ltd. (“SAIF IV GP Capital”) and Andrew Y. Yan (“Yan” and together with SAIF IV, SAIF Partners, SAIF IV GP amd SAIF IV GP Capital, the “Reporting Persons”) beneficially own 120,000,000 Class A Ordinary Shares of Q&K International Group Limited (the “Issuer”). All of these shares are held directly by SAIF IV. SAIF IV is wholly owned by SAIF Partners. The general partner of SAIF Partners is SAIF IV GP. The general partner of SAIF IV GP is SAIF IV GP Capital. Yan is the sole shareholder of SAIF IV GP Capital. Accordingly, the Reporting Persons may be deemed to share voting and dispositive power over the shares held directly by SAIF IV.

(2)	This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 7, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

CUSIP NO. G7308L 100 **	13 G

1	NAMES OF REPORTING PERSONS Andrew Y. Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 120,000,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 120,000,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	As described in Item 4 below, SAIF IV Consumer (BVI) Limited (“SAIF IV”), SAIF Partners IV L.P. (“SAIF Partners”), SAIF IV GP, L.P. (“SAIF IV GP”), SAIF IV GP Capital Ltd. (“SAIF IV GP Capital”) and Andrew Y. Yan (“Yan” and together with SAIF IV, SAIF Partners, SAIF IV GP amd SAIF IV GP Capital, the “Reporting Persons”) beneficially own 120,000,000 Class A Ordinary Shares of Q&K International Group Limited (the “Issuer”). All of these shares are held directly by SAIF IV. SAIF IV is wholly owned by SAIF Partners. The general partner of SAIF Partners is SAIF IV GP. The general partner of SAIF IV GP is SAIF IV GP Capital. Yan is the sole shareholder of SAIF IV GP Capital. Accordingly, the Reporting Persons may be deemed to share voting and dispositive power over the shares held directly by SAIF IV.

(2)	This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 7, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

CUSIP NO. G7308L 100 **	13 G

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock (“Common Stock”) of Q&K International Group Limited (the “Issuer”).

Item 1(a)	Name of Issuer:

Q&K International Group Limited

Item 1(b)	Address of Issuer’s principal executive offices:

Suite 1607, Building A
No. 596 Middle Longhua Road
Xuhui Districk, Shanghai 200032
People’s Republic of China

Items 2(a)	Name of Reporting Persons filing:

SAIF IV Consumer (BVI) Limited (“SAIF IV”)
SAIF Partners IV L.P. (“SAIF Partners”)
SAIF IV GP, Ltd. (“SAIF IV GP”)
SAIF IV GP Capital Ltd. (“SAIF IV GP Capital”)
Andrew Y. Yan (“Yan”)

Item 2(b)	Address or principal business office or, if none, residence:

Suites 2516-2520, Two Pacific Place, 88 Queensway, Hong Kong

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
SAIF IV	British Virgin Islands
SAIF Partners	Cayman Islands
SAIF IV GP	Cayman Islands
SAIF IV GP Capital	Cayman Islands
Yan	Hong Kong

Item 2(d)	Title of class of securities:

Class A Ordinary Shares, par value US$0.00001 per share

Item 2(e)	CUSIP No.:

G7308L 100*

*This CUSIP number applies to the Class A Ordinary Shares. CUSIP number 74738J 102 applies to the ADSs of the Issuer, each representing thirty (30) Class A Ordinary Shares.

Item 3	Not applicable.

Item 4	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

CUSIP NO. G7308L 100 **	13 G

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (1)
SAIF IV	120,000,000	0	120,000,000	0	120,000,000	120,000,000	11.3%
SAIF Partners	0	0	120,000,000	0	120,000,000	120,000,000	11.3%
SAIF IV GP	0	0	120,000,000	0	120,000,000	120,000,000	11.3%
SAIF IV GP Capital	0	0	120,000,000	0	120,000,000	120,000,000	11.3%
Yan	0	0	120,000,000	0	120,000,000	120,000,000	11.3%

(1)	This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 7, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

The 120,000,000 Class A ordinary shares are held directly by SAIF IV. SAIF IV is wholly owned by SAIF Partners. The general partner of SAIF Partners is SAIF IV GP. The general partner of SAIF IV GP is SAIF IV GP Capital. Yan is the sole shareholder of SAIF IV GP Capital. Accordingly, the Reporting Persons may be deemed to share voting and dispositive power over the shares held directly by SAIF IV.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP NO. G7308L 100 **	13 G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: March 2, 2020

SAIF IV Consumer (BVI) Limited

By:	SAIF Partners IV L.P.
Its:	Sole Shareholder By: SAIF IV GP, L.P., its General Partner By: SAIF IV GP Capital Ltd, its General Partner

By:	/s/ Andrew Y. Yan
Andrew Y. Yan, Sole Shareholder

SAIF Partners IV L.P.

By: SAIF IV GP, L.P., its General Partner By: SAIF IV GP Capital Ltd, its General Partner

By:	/s/ Andrew Y. Yan
Andrew Y. Yan, Sole Shareholder

SAIF IV GP, L.P.

By: SAIF IV GP Capital Ltd, its General Partner

By:	/s/ Andrew Y. Yan
Andrew Y. Yan, Sole Shareholder

SAIF IV GP Capital Ltd.

By: SAIF IV GP Capital Ltd, its General Partner

By:	/s/ Andrew Y. Yan
Andrew Y. Yan, Sole Shareholder

By:	/s/ Andrew Y. Yan
Andrew Y. Yan, Sole Shareholder

CUSIP NO. G7308L 100 **	13 G

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement